

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2020

John Melo
President and Chief Executive Officer
Amyris, Inc.
5885 Hollis Street, Ste. 100
Emeryville, California 94608

   Re: Amyris, Inc.
     Registration Statement on Form S-1
     Filed July 10, 2020
     File No. 333-239823

Dear Mr. Melo:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jason L. Drory at 202-551-8342 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc: Amanda L. Rose, Esq.